

Mail Stop 7010   **January 8, 2009**

Yuan Chun Tang
Chief Executive Officer
Asia Pacific Wire & Cable Corporation Limited
7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
People's Republic of China

> **Re: Asia Pacific Wire & Cable Corporation Limited**
> **Amendment No. 2 to Form F-1**
> **Filed December 24, 2008**
> **File No. 333-153796**
>
> **Form 20-F for the year ended December 31, 2007**
> **Filed June 27, 2008**
> **File No. 001-14542**

Dear Mr. Tang:

　　We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1

Operating and Financial Review and Prospects, page 41

1.　　We note the discussion of current economic risks on page 16, as well as the discussion on page 60. Please revise to include a prominent discussion providing investors with a detailed understanding of how the economic events are affecting your business. This discussion should quantify the known impact on your operations, financial position and liquidity in the period since June 30, 2008, as well as address management's expectations for the future in more detail.

Disclosures of Critical Accounting Policies, page 41

2.　　We note your response to prior comment 18 and your revised disclosure where you have added a policy note for impairment of long lived assets. Clarify in future filings whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at December 31, 2007. Your current disclosure only discloses that you did not record any impairment on your assets. Please disclose the results of those tests and assumptions used, to the extent a test was performed, and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

Related Party Transactions, page 67

3.   We note your revised disclosure on page 68 in response to prior comment 10. Please explain what "secondment" means and clarify what the managers do.

<p style="text-align:center"><u>Form 20-F for the Year Ending December 31, 2007</u></p>

Note 20. Segment Financial Information, page F-41

4.   We note your response to prior comment 20 and the CODM reports that you have provided under separate cover. Your response states that you have defined your operating and reporting segments based on the structure of your internal organization. You state that this structure is a "geographic, market-driven enterprise" structure. This geographic market driven enterprise is not apparent in the CODM reports provided. In this regard, it appears as if you have eight operating segments that are represented by certain subsidiaries or business units, such as Sigma Cable, Sigma Epan, and Australia Pacific Electric Cable, etc. Further, it is unclear how you have taken these reports that are broken down by subsidiary/business unit and aggregated them into three reportable segments; manufactured products, distributed products and SDI, as these reports do not include discreet financial information for these three reportable segments.

Based on your CODM reports, it is not clear to us that these units are economically similar such that aggregation of these units pursuant to paragraph 17 of SFAS 131 is appropriate. Gross margins among the eight units appear materially different. For example, Shanghai Yayang Electric margins are approximately 3% when Sigma Epan are approximately 17%. Please provide us an analysis that includes explanations for these differences in economic characteristics, including differences in trends, and tell us why these differences would not be considered an indication of differences in economic characteristics. Additionally tell how these reports link to the segment reporting provided in your periodic reports.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3692 or Terrence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Michael J. Hagan, Esq.
        Morrison & Foerster LLP